November 8, 2023

VIA EDGAR
==========
Ashley Vroman-Lee
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust; File Nos. 333-262101; 811- 23774

Dear Ms. Vroman-Lee,

On August 25, 2023, Cantor Select Portfolios Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to Cantor International Equity Fund, a series of the Trust (the “Fund”). On October 30, 2023, we received oral comments from you. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

General:

Comment 1. Please confirm supplementally that all material missing information will be provided in the 485(b) filing for the Fund.

Response. The Registrant so confirms.

Prospectus:

Summary

Comment 2. In footnote 2 to the fee table, please revise the last sentence to say “and” instead of “or” between the two romanettes.

Response. The Registrant has made the revision requested.

Comment 3. In the second paragraph of “Principal Investment Strategies”, please disclose what is meant by “sustainably” and “high-quality financials”. Please also add disclosure regarding the Fund’s investments in emerging markets or remove emerging markets from the risks.

Response. The Registrant has revised the disclosure as requested.

Comment 4. In “Principal Risks of Investing in the Fund”, please separate Foreign Securities and Emerging Markets Risk into two risks.

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Response. The Registrant has revised the disclosure as requested.

Comment 5. In “Principal Risks of Investing in the Fund - Company Size Risk”, it notes investments in small cap securities but only large and mid cap are mentioned in the principal strategies. Please reconcile the disclosure.

Response. The Registrant has revised the risk to remove the reference to small cap securities.

Comment 6. In “Principal Risks of Investing in the Fund - Sector Risk”, please include the sectors in which the Fund will invest if known.

Response. The Sub-Advisor has confirmed to the Registrant that the Fund may be focused on different sectors from time to time similar to the sector focus of the benchmark. The Registrant has revised the risk disclosure to include the risks of those sectors.

Comment 7. In “Management of the Fund’s Portfolio”, please disclose whether the two portfolio managers are both jointly and primarily responsible for the management of the Fund’s portfolio or if there is a lead portfolio manager.

Response. The Sub-Advisor has confirmed to the Registrant that Stephanie Jones is the lead portfolio manager, and the disclosure has been revised accordingly.

Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks

Comment 8. In “Principal Investment Strategies”, the disclosure is the same as that provided in the summary. Please revise so that item 4 is a summary of item 9.

Response. The Item 9 disclosure includes additional detail not found in Item 4.

Management of the Fund – Prior Performance of Similar Accounts

Comment 9. Please supplementally confirm that the performance information section includes the performance of all accounts that are substantially similar to the Fund. Please also confirm that these accounts include both registered and unregistered accounts.

Response. The Sub-Adviser has confirmed to the Registrant that the performance information presented includes the performance of all accounts that are substantially similar to the Fund. The Sub-Adviser has confirmed to the Registrant that the composite includes both registered and unregistered accounts.

How to Reduce your Sales Charge

Comment 10. In “Buying Class A shares at net asset value”, please clarify in the disclosure that purchasers may be entitled to a reduced sales load under these circumstances (rather than stating that shares may be purchased at NAV).

Response. The Registrant has revised the disclosure as requested.

Redeeming Shares

Comment 11. Please revise the disclosure to state that redemption proceeds will be paid within 7 days under all circumstances rather than the reference to the delay of up to 15 days from the date of purchase.

Response. The Registrant has revised the disclosure as requested.

SAI:

Comment 12. In the fundamental policies, please add disclosure to clarify that the fund will consider the investments of its underlying investment companies to the extent known when determining the fund’s compliance with its concentration policies.

Response. The Registrant has added the disclosure requested.

Comment 13. Please revise the disclosure to include how many times the various board committees met during the last fiscal year.

Response. The Registrant has made the revision requested.

* * *

If you have any questions or comments, please contact the undersigned at 678.553-2432. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle